


Exhibit 99.1 – SLIDE PRESENTATION TO BONDHOLDERS

Cautionary Note

- The attached presentation was delivered to the bondholders of Vertis, Inc. and ACG Holdings, Inc. on August 8, 2007.

- Included in the presentation on page 2 are some cautionary notes to the bondholders regarding the information set forth in the presentation. In conjunction with the furnishing of this presentation on the Current Report on Form 8-K, Note i) on page 2 is no longer a valid statement. Notes ii) and iii), however, remain valid and should be read prior to reviewing the information in the presentation.




PRESENTATION TO BONDHOLDERS

August, 8 2007

Cautionary Note

The materials disclosed herein:

i) Contain material non-public information and are being provided to you solely in reliance on your signed agreement to abide by the terms of the non-disclosure agreements entered into by you with Vertis and ACG; and

ii) Contain forward looking statements, the realization of which is subject to a significant amount of uncertainty. Factors both within and outside the control of Vertis and ACG will affect the ability to realize any of the results reflected herein; furthermore, the information is incomplete (in that it is a high-level summary only) and subject to assumptions, qualifications, and performance criteria not otherwise described herein. Neither Vertis, ACG nor any of their advisors or consultants are making any expressed or implied warranty to you as to the accuracy or sufficiency of these materials. To the extent that a formal offer is made to all holders of applicable securities of Vertis or ACG, any document circulated in connection therewith may contain significant information not otherwise contained herein, which may be relevant to a person making an investment decision with respect to the securities of Vertis and ACG.

iii) These materials are not and should not be construed as a solicitation for, or an offer to buy or sell, any security or related financial instrument. The Company and its advisors do not provide tax advice. Recipients of these materials are advised to contact their tax advisors in order to understand the tax consequences of the matters discussed or contemplated herein. The information contained herein is subject to change without notice.

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TURN TO US™ vertis® communications | ACG HOLDINGS

EXECUTIVE SUMMARY

STRICTLY PRIVATE AND CONFIDENTIAL — THIS INFORMATION IS SUBJECT TO THE DISCLOSURES CONTAINED UNDER THE CAUTIONARY NOTE

Strategic Rationale for the Combination

- **Vertis Inc.** ("Vertis") has entered into a Letter of Intent ("LOI") to merge with **American Color Graphics** ("ACG")

  | Vertis is a leading provider of targeted advertising, media, and marketing solutions that drive customers to marketers more effectively

  - For LTM period ended 3/31/07, Vertis generated $1,451mm of revenue and $159mm of EBITDA[1]

  | ACG focuses primarily in the printing of retail advertising inserts and newspaper products

  - For LTM period ended 3/31/07, ACG generated $445mm of revenue and $37mm of EBITDA[1]

- The transaction brings a significant opportunity to create value — potential run-rate synergies of $76mm per year

  | Leverage the transformation underway at Vertis

  | Creates a larger, more efficient player in the inserts and premedia businesses

  | Significantly reduces cost structure by combining the businesses

  - Merge/reduce SG&A organizations

  - Close overlapping print and premedia locations, retire old presses

  - Additional savings potential in the areas of purchasing, scheduling/traffic/freight and manufacturing best practices

  - Leverage Vertis' six sigma and lean manufacturing capabilities

  | Credit accretive event with significant deleveraging

  | Potential for cross selling the full Vertis line of services to existing ACG customers

  | Potential to accelerate introduction and expansion of new value-added services across a wider base

  | Combination will be a positive strategic and credit event that will create significant value

- Definitive agreement is targeted to be executed by August 13, 2007

- Pro forma Company will continue to be controlled by THL Partners and management

[1] Bank definition of EBITDA

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Pro Forma Company Snapshot

Revenue LTM 3/31/07 ($ in millions)



EBITDA[1] LTM 3/31/07 ($ in millions)



Revenue mix LTM 3/31/07



Source: Company filings
[1] Bank definition of EBITDA
[2] Includes $4.1mm of addback from deferred procurement contract liabilities
[3] Includes Premedia

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Combined Entity will have Significant Scale in Marketing Services

LTM 3/31/07 Revenue ($mm)



LTM 3/31/07 EBITDA ($mm)



FV/2007E EBITDA



Source: Company filings and equity research
Note: Market data as of 8/3/07; financials calendarized to 12/31
[1] Includes run-rate synergies of $76mm; Bank definition of EBITDA
[2] Includes $4.1mm of addback from deferred procurement contract liabilities; Bank definition of EBITDA

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SYNERGIES OVERVIEW

STRICTLY PRIVATE AND CONFIDENTIAL — THIS INFORMATION IS SUBJECT TO THE DISCLOSURES CONTAINED UNDER THE CAUTIONARY NOTE

Methodology and Overview of Integration Plan

Focus on synergy opportunities derived from combining the operations with additional strategic cost reductions

- Focused program to achieve synergies

  | Reduce corporate overhead by $23mm

  | Consolidate 5 insert plants for $17mm savings

  | Freight and procurement synergies of $25mm

  | Optimize premedia operations for $6mm savings

  | Rationalize national and regional sales force for $5mm savings

- High confidence that synergies will be achieved

  | Diligence underway for 10 weeks, assisted by target management team and external integration and financial experts

  | Detailed timeline for phasing in synergies

- Additional Opportunities

  | Customer and product optimization

  | Further capacity utilization improvement

  | Drive lean, six sigma and continuous improvement across combined company

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Overview of Identified Synergies

Synergy execution 85% complete within 24 months

$mm						
	Timing				**Synergies as % of combined spend**	**Total cost to achieve synergies**
Category	**Year 1**	**Year 2**	**Year 3**	**Run-Rate Amount**		
Total Corporate and Divisional Overhead	$10.0	$15.3	$22.3	$23.0	21.9%	$24.2
Plant consolidations	3.2	7.6	15.6	16.7[1]	10.8%	56.4[2]
Sales force	4.0	5.0	5.0	5.0	18.7%	4.0
Procurement	13.3	20.0	20.0	20.0	2.7%	0.0
Premedia Optimization	4.0	6.0	6.0	6.0	15.0%	3.0
Freight	3.0	5.0	5.0	5.0	5.7%	0.0
Total synergies	**$37.5**	**$58.8**	**$73.9**	**$75.7**	**4.1%[3]**	**$87.6**
Real estate sale proceeds						(12.9)
Net cost to achieve synergies						**$74.7**

[1] Net of $5.4mm of ongoing costs to support synergies
[2] Excludes expected proceeds from sale of real estate of $12.9mm
[3] Represents percent of COGS, SG&A and Capex

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Overview of Cost to Implement Synergies

Cost to achieve these synergies approaches $75mm, largely driven by plant closure and personnel severance costs

$mm				
	Timing			**Total**
Category	**Year 1**	**Year 2**	**Year 3**	**Costs**
Severance and other	$21.2	$17.7	$3.4	$42.3
Plant consolidations	10.6	14.2	16.8	41.6
Cost for new hires	0.8	0.8	1.5	3.1
Cost to idle presses	0.5	0.1	0.0	0.6
Total identified costs	**$33.1**	**$32.8**	**$21.7**	**$87.6**
Capitalized costs to achieve synergies	$4.5	$11.0	$13.8	$29.3
Expensed costs to achieve synergies	28.6	21.8	7.8	58.3
Total identified costs	$33.1	$32.8	$21.7	$87.6
Real estate sale proceeds[1]	0.0	(2.0)	(1.7)	(12.9)
Net costs to achieve synergies	**$33.1**	**$30.8**	**$20.0**	**$74.7**

[1] Includes $9.2mm of expected proceeds from sale of real estate in Year 4

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Detailed Integration Plan: Corporate and Divisional Overhead Synergies

Overhead synergies are achieved in three phases

Plan outline / timing					
Stage ($mm)	Description	Annualized Savings ($mm)	Action Start Date	Time frame to complete	Cost to Achieve
Phase I	Elimination of organizational redundancies	$9.4	Immediate	3 months	$10.9
Phase II	Planned headcount reductions focusing on specific functional areas	6.6	2008	3 months	4.3
Phase III	Business process redesign and organizational restructuring	7.0	2009	6 months	9.0
Total		**$23.0**			**$24.2**

- Spending reduced by 21.9% (from $105mm to $82mm, reduction of $23mm)

- Overhead cost structure reduced from 7.0% of sales to 5.5% of sales

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Detailed Integration Plan: Identified Plant Consolidations

Targeted 5 plant closures with an average gross savings per plant of $4.4mm[2]



As of 12/31/2006

Advertising Inserts printing locations	# of Plants
● Vertis	19[1]
▲ ACG	8

Source: Company filings
Note: Excludes direct mail and premedia centers
[1] Excludes idle facility in Niles, MI
[2] Excludes incremental ongoing costs (average net synergies of $3.3mm per plant)

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Detailed Integration Plan: Inserts Plant Consolidation Synergies

Consolidation of plants will yield run rate synergies of $22.1mm, with 80% realized within 24 months

Facilities

- Moves Include:
    - | Headcount reduction
    - | Severance & costs for new hires
    - | Press relocations/idling
    - | Real estate exit costs
    - | Ability to serve combined customer base with a smaller footprint.

Implications

- Timing to implement
    - | Year 1 = 1 plant
    - | Year 2 = 3 plants
    - | Year 3 = 1 plant

Comments

- Maintain national footprint
- Optimize capacity utilization to near 90%
- Timing of plant closures intended to ensure full coverage during busy season

$mm						
Inserts	Annualized Savings	Cost to Relocate Equipment	Severance and Hiring Costs	Other Exit Costs	Proceeds From Sale of Real Estate	Net Cost to Achieve
Plant Consolidations	$22.1	$38.4	$14.1	$3.3	($12.9)	$42.9
Less: ongoing cost to support synergies[1]	(5.4)					
Cost to idle equipment				0.6		0.6
Total	**$16.7**	**$38.4**	**$14.1**	**$3.9**	**($12.9)**	**$43.5**

[1] Ongoing cost to support synergies represents warehousing and related costs and adds staff to support the footprint

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Detailed Integration Plan: Insert Sales Force

Sales force realignment will yield cost saves of $5mm annually

Rationale

- Eliminate overlapping sales efforts
- Combined sales cost of $26.7mm

Synergy

- $5mm implemented during Phase I

Comments

- Eliminate coverage redundancy
- Rationalize for account concentration
- Normalize incentive compensation plan

$mm		
Inserts	Annualized Savings	Severance Costs
Selling Cost Reduction	$5.0	$4.0

Annualized savings of $5.0mm represent 18.7% of combined sales costs of $26.7mm

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Detailed Integration Plan: Procurement Synergies

For the combined $731 million procurement spend, $20mm in identified synergies

- Key synergy drivers

  - Achieve volume leverage for raw material purchases

  - Execute disciplined sourcing processes for indirect material categories

  - Successfully negotiate with a consolidated vendor base

  - Put more long term contracts in place

  - Model and optimize all in cost of commodities and track commodity price levels against public indices

- Other opportunities and risks

  - Paper savings through supply chain optimization

  - Ink savings assume similar technical ink specifications

  - Minimum purchase agreements for Paper and Ink

Procurement Synergies				
	Annual Purchases		Annual Savings	% of total costs
Category	Vertis	ACG		
Paper and Ink	$498.0	$170.0	$17.0	2.5%
Other[1]	47.0	16.0	3.0	4.8%
Total	**$545.0**	**$186.0**	**$20.0**	**2.7%**

$20.0mm savings with 70% achievable in the first 12 months

[1] Includes plastics, chemicals, pallets and other indirect

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Detailed Integration Plan: Premedia Optimization

Synergies will be realized by reducing the footprint and overhead

Rationale

- Close excess locations
  - | Headcount and facility cost reductions
  - | No material account breakage
- Eliminate redundant costs
- Combined total spend of $15.0mm

Synergy

- Close 3 locations
- Run-rate synergy of $6mm by end of 2008
  - | Approximately half derived from staff reduction and half from plant consolidation

Comments

- Minimal account overlap minimizes risk of breakage
- Maintain regional footprint with national capabilities

$mm	Annualized Savings	Severance Costs
Premedia Savings	$6.0	$3.0

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Detailed Integration Plan: Freight Synergies

Combining $87mm spend for outbound transportation generates significant synergy opportunities

- Key synergy drivers

  | Immediately begin to leverage the combined spend across all modes for 2008 contracts

  | Utilize additional pricing leverage with freight vendors

  | Implement best practices in LTL (less than truckload) spend

  | Upgrade load planning software (TRACS), and install software in all ACG plants

- Other opportunities

  | Reduce intra-company transfers not tied to a sale

  | Redeploy / right-size in-house truck fleet

  | Combine freight payment tasks

Freight Synergies				
	Annual Spend		Annual	% of total
Category	Vertis	ACG	Savings	costs
Freight	$56.0	$31.0	$5.0	5.7%

$5.0mm of identified savings is achievable within 24 months

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Synergies are a Relatively Small Percentage of Cost Base



Costs ($mm)

- COGS
- SG&A
- Capex

Vertis: $1,406 — $53 (Capex), $143 (SG&A), $1,210 (COGS)

ACG: $438 — $13 (Capex), $28 (SG&A), $397 (COGS)

Combined: $1,844 — $66 (Capex), $171 (SG&A), $1,607 (COGS)

Synergies: $76[2]

$76mm of synergies represents 4.1% of combined company costs[1] and 4.0% of revenue

Source: Company filings, JPMorgan assumptions
Note: LTM figures as of 3/31/07
[1] Costs include COGS, SG&A and Capex
[2] Represents run-rate synergies of $76mm

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